                                                              Exhibit (a)(5)(ii)

Internet Capital Group [LOGO]

FOR IMMEDIATE RELEASE

Investor inquiries:                              Media inquiries:
Karen Greene                                     Michelle Strykowski
Internet Capital Group                           Internet Capital Group
Investor Relations                               Media Relations
610-230-4300                                     610-230-4330
IR@internetcapital.com                           mstrykowski@internetcapital.com

                 INTERNET CAPITAL GROUP ANNOUNCES FINAL RESULTS
              OF TENDER OFFER FOR A PORTION OF ITS DEBT SECURITIES
--------------------------------------------------------------------------------

WAYNE, Pa, -- August 26, 2002 -- Internet Capital Group, Inc. (Nasdaq: ICGE) today announced that it has completed its tender offer (the "Offer") for a portion of its 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes").

The Offer expired at Midnight, New York City time, on August 23, 2002 and $2,905,000 principal amount of Notes were validly tendered and not withdrawn in the Offer. Internet Capital Group will purchase all tendered Notes at a purchase price of $295 per $1,000 principal amount of Notes.

Internet Capital Group will pay the aggregate purchase price including accrued interest, through August 27, 2002 of approximately $886,710 to the depositary for those Notes accepted for payment.

Credit Suisse First Boston Corporation acted as dealer manager, D.F. King & Co., Inc. acted as the information agent, and J.P. Morgan Trust Company, National Association was the depositary in connection with the Offer.

About Internet Capital Group

Internet Capital Group, Inc. (http://www.internetcapital.com) is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. The Company's primary goal is to build companies that can obtain number one or number two positions in their respective markets by delivering software and services to help businesses increase efficiency and reduce costs. It provides operational assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 40 business-to-business e-commerce companies. Internet Capital Group is headquartered in Wayne, Pa.

Forward Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

                                       ###